Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2018 Financial Results

Quarterly Total Revenues reached RMB1,469.6 million (US$214.0 million)(1)

Quarterly Deliveries of the ES8 reached 3,268 vehicles

SHANGHAI, China, November 6, 2018 (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2018.

Financial Highlights for the Third Quarter of 2018

•	Total revenues were RMB1,469.6 million (US$214.0 million) in the third quarter of 2018, representing an increase of 3,095.3% from the second quarter of 2018.

•	Gross margin was negative 7.9%, compared with negative 333.1% in the second quarter of 2018.

•

Loss from operations was RMB2,809.9 million (US$409.1 million) in the third quarter of 2018, representing an increase of 49.9% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)(2) was RMB2,377.7 million (US$346.2 million) in the third quarter of 2018, representing an increase of 31.3% from the second quarter of 2018.

•

Net loss was RMB2,810.4 million (US$409.2 million) in the third quarter, representing an increase of 56.6% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,378.2 million (US$346.3 million) in the third quarter, representing an increase of 37.4% from the second quarter of 2018.

•

Net loss attributable to NIO’s ordinary shareholders for the third quarter of 2018 was RMB9,756.8 million (US$1,420.6 million), representing an increase of 59.7% from the second quarter of 2018. Accretion on convertible redeemable preferred shares to redemption value contributed RMB6,923.0 million (US$1,008.0 million) to net loss attributable to NIO’s ordinary shareholders for the third quarter of 2018, which was a non-cash event and will no longer recur after the initial public offering of the Company on September 12, 2018. Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,370.2 million (US$345.1 million).

•

Basic and diluted net loss per ADS(3) in the third quarter were both RMB42.59 (US$6.20). Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB10.35 (US$1.51).

•	Cash and cash equivalents, restricted cash and short-term investment were RMB9,153.4 million (US$1,332.8 million) as of September 30, 2018.

(1)	All translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board.
(2)	See “Reconciliation of Reported GAAP Results to Adjusted Measures” included in the accompanying tables of this release for further details.
(3)	Each ADS represents one ordinary share.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)	2018		2017	% Change
	Q3 2018	Q2 2018	Q3 2017	QoQ	YoY
Total Revenue	1,469.6	46.0	—	3,095.3%	—
Gross Margin	-7.9%	-333.1%	—	97.6%	—
Loss from Operations	(2,809.9)	(1,875.0)	(1,287.9)	49.9%	118.2%
Adjusted Loss from Operations (non-GAAP)	(2,377.7)	(1,811.5)	(1,270.4)	31.3%	87.2%
Net Loss	(2,810.4)	(1,794.5)	(1,300.7)	56.6%	116.1%
Adjusted Net Loss (non-GAAP)	(2,378.2)	(1,731.1)	(1,283.3)	37.4%	85.3%
Net Loss Attributable to Ordinary Shareholders	(9,756.8)	(6,110.6)	(1,648.5)	59.7%	491.9%
Net Loss per ordinary share-Basic and Diluted	(42.59)	(204.93)	(75.47)	79.2%	43.6%
Adjusted Net Loss per ordinary share-Basic and Diluted (non-GAAP)	(10.35)	(57.82)	(58.52)	82.1%	82.3%

Operating Highlights for the Third Quarter of 2018

•	Production of the ES8 totaled 4,206 in the third quarter, compared with 500 vehicles produced in the second quarter.

•	Deliveries of the ES8 reached 3,268 in the third quarter, compared with 100 vehicles delivered in the second quarter(4).

(4)	NIO started deliveries of ES8 on June 28, 2018. Deliveries for the second quarter of 2018 represent the 3-day period from June 28 to June 30, 2018.

Key Operating Results

	2018		% Change
	Q3 2018	Q2 2018	QoQ
Production
ES8	4,206	500	741.2%
Deliveries
ES8	3,268	100	3,168.0%

Recent Developments

•

Deliveries of the ES8 in October 2018 reached 1,573 vehicles. October deliveries were partially impacted by the seven-day Golden Week national holiday, during which the deliveries were slowed down for vehicle registration office closures and the Company made production line modifications to accommodate ES6 production, the 5-seater premium SUV targeted for launch by the end of 2018.

CEO and CFO Comments

“The third quarter 2018 marked multiple milestones for NIO in the journey to achieve our ‘blue sky coming’ vision,” said William Li, Founder, Chairman and Chief Executive Officer of NIO Inc. “We completed our first full quarter of production and delivery of the ES8 and successfully executed the Company’s initial public offering on the New York Stock Exchange.”

Mr. Li continued, “We have delivered 4,941 ES8s to users in over 170 cities in China by the end of October 2018. NIO Power has successfully supported initial needs of ES8 users and NIO Service has exceeded expectations. We have been receiving valuable feedback from the NIO community, represented by increasing active users of NIO APP, and the NIO brand is gaining acceptance as a premium brand. Our focus remains resolute to deliver vehicles with the highest quality, to improve the holistic experience and to prepare for the launch of the ES6, the Company’s five-seater electric SUV. ”

Louis T. Hsieh, NIO’s Chief Financial Officer, added “We delivered solid results in the third quarter of 2018 as production accelerated and we began generating meaningful revenue of over RMB1.4 billion. We now have 12 NIO Houses and 9 pop-up NIO Houses across 19 major cities in China. Our ES8 order pipeline continues to grow and production is on track, giving us confidence in our ability to meet our delivery goal of 10,000 ES8s by the end of 2018.”

Financial Results for the Third Quarter of 2018

Revenues

•	Total revenues in the third quarter of 2018 were RMB1,469.6 million (US$214.0 million), representing an increase of 3,095.3% from the second quarter of 2018.

•

Vehicle sales in the third quarter of 2018 were RMB1,426.9 million (US$207.8 million), representing an increase of 3,113.8% from the second quarter of 2018. The increase in vehicle sales over the second quarter of 2018 was attributed to accelerated deliveries of the ES8 in the third quarter. Deliveries for the second quarter of 2018 represent deliveries made during the 3-day period from June 28 to June 30, 2018.

•

Other sales in the third quarter of 2018 were RMB42.7 million (US$6.2 million), representing an increase of 2,581.8% from the second quarter of 2018. The increase in other sales over the second quarter of 2018 was mainly attributed to increased revenues recognized from the home chargers installed in the third quarter.

Cost of Sales and Gross Margin

•

Cost of sales in the third quarter of 2018 was RMB1,585.9 million (US$230.9 million), representing an increase of 696.2% from the second quarter of 2018. The increase in cost of sales over the second quarter of 2018 was mainly driven by the substantial delivery volume increase of ES8s in the quarter.

•	Gross margin in the third quarter of 2018 was negative 7.9%, compared with negative 333.1% in the second quarter of 2018, mainly driven by the larger scale of production and deliveries of the ES8.

Operating Expenses

•

Research and development expenses in the third quarter of 2018 were RMB1,023.4 million (US$149.0 million), representing an increase of 37.0% from the third quarter of 2017 and an increase of 33.7% from the second quarter of 2018. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB947.3 million (US$137.9 million), representing an increase of 27.5% from the third quarter of 2017 and an increase of 24.4% from the second quarter of 2018. The increase in research and development expenses over the second quarter of 2018 was primarily attributed to increased share-based compensation expenses recognized related to the stock options granted to the Company’s non-US employees with a performance condition of an IPO and an increased number of personnel related to product and software development teams, as well as increased development expenses of the ES6, the five-seater premium electric SUV, expected to be launched by the end of 2018.

•

Selling, general and administrative expenses in the third quarter of 2018 were RMB1,670.1 million (US$243.2 million), representing an increase of 208.9% from the third quarter of 2017 and an increase of 74.6% from the second quarter of 2018. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,322.1 million (US$192.5 million), representing an increase of 150.7% from the third quarter of 2017 and an increase of 47.5% from the second quarter of 2018. The increase in selling, general and administrative expenses over the second quarter of 2018 was primarily attributed to increased share-based compensation expenses recognized related to the stock options granted to the Company’s non-US employees with a performance condition of an IPO and an increased number of the personnel related to user development and service related teams, as well as increased selling expenses for test drives and other promotional events.

Operating Income/Loss and Operating Margin

•

Loss from operations in the third quarter of 2018 was RMB2,809.9 million (US$409.1 million), representing an increase of 118.2% from the third quarter of 2017 and an increase of 49.9% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,377.7 million (US$346.2 million) in the third quarter, representing an increase of 87.2% from the third quarter of 2017 and an increase of 31.3% from the second quarter of 2018.

•

Operating margin was negative 191.2% in the third quarter of 2018, compared with negative 4,076.8% in the second quarter of 2018. Excluding share-based compensation expenses, adjusted operating margin (non-GAAP) was negative 161.8%, compared with negative 3938.9% in the second quarter of 2018.

Share-based Compensation Expenses

•

Share-based compensation expenses in the third quarter of 2018 were RMB432.2 million (US$62.9 million), representing an increase of 2,380.6% from the third quarter of 2017 and an increase of 581.2% from the second quarter of 2018. The increase in share-based compensation expenses was primarily attributed to the share-based compensation expenses related to the stock options granted pre-IPO to the Company’s certain employees, with a performance condition of an IPO, which was satisfied in the third quarter of 2018.

Net Income/Loss and Earnings Per Share

•

Net loss was RMB2,810.4 million (US$409.2 million) in the third quarter of 2018, representing an increase of 116.1% from the third quarter of 2017 and an increase of 56.6% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,378.2 million (US$346.3 million) in the third quarter of 2018, representing an increase of 85.3% from the third quarter of 2017 and an increase of 37.4% from the second quarter of 2018.

•

Net loss attributable to NIO’s ordinary shareholders in the third quarter of 2018 was RMB9,756.8 million (US$1,420.6 million), representing an increase of 491.9% from the third quarter of 2017 and an increase of 59.7% from the second quarter of 2018. Accretion on convertible redeemable preferred shares and accretion on redeemable non-controlling interests to redemption value were RMB6,923.0 million (US$1,008.0 million) and RMB31.4 million (US$4.6 million) respectively in the third quarter of 2018, among which, accretion on convertible redeemable preferred shares to redemption value will no longer recur after the convertible redeemable preferred shares converted to ordinary shares after the initial public offering of the Company on September 12, 2018. Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,370.2 million (US$345.1 million).

•

Basic and diluted net loss per ADS in the third quarter were both RMB42.59 (US$6.20). Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB10.35 (US$1.51).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB9,153.4 million (US$1,332.8 million) as of September 30, 2018

Business Outlook

For the fourth quarter of 2018, the Company expects:

•	Deliveries of the ES8 to be between 6,700 and 7,000 vehicles, representing an increase of approximately 105.0% to 114.2% from the third quarter of 2018.

•	Total revenues forecasted to be between RMB2,874.0 million (US$418.5 million) and RMB2,994.3 million (US$436.0 million), an increase of approximately 95.6% to 103.8% from the third quarter of 2018.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, November 6, 2018 (9:00 p.m. Beijing Time on November 6, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Conference ID:	7667738

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until November 14, 2018 07:59 a.m. ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Conference ID:	7667738

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high performance electric SUV in China from June 2018 and plans to launch ES6, a 5-seater electric SUV in late 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as non-GAAP cost of sales, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP.

The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com

Contacts:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO

NIO Inc.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated

(in thousands, except for share and per share data)

	December 31, 2017	September 30, 2018	September 30, 2018
	(audited)	(unaudited)	(unaudited)
			(USD)
ASSETS
Current assets:
Cash and cash equivalents	7,505,954	6,743,487	981,871
Restricted cash	10,606	32,536	4,737
Short-term investment	—	2,377,384	346,154
Trade receivable	—	248,873	36,237
Amount due from related parties	29,556	35,303	5,140
Inventory	89,464	1,361,434	198,229
Prepayments and other current assets	674,425	1,505,378	219,187

Total current assets	8,310,005	12,304,395	1,791,555

Non-current assets:
Long-term restricted cash	14,293	37,825	5,507
Property, plant and equipment, net	1,911,013	3,821,209	556,379
Intangible assets, net	4,457	3,988	581
Land use rights, net	—	219,969	32,028
Long-term investments	47,125	139,083	20,251
Amounts due from related parties	50,000	53,821	7,836
Other non-current assets	131,141	439,025	63,923

Total non-current assets	2,158,029	4,714,920	686,505

Total assets	10,468,034	17,019,315	2,478,060

LIABILITIES
Current liabilities:
Short-term borrowings	28,787	430,583	62,694
Trade payable	234,011	1,786,727	260,152
Amount due to related parties	40,069	189,773	27,631
Taxes payable	30,055	40,543	5,903
Current portion of long-term borrowings	—	168,940	24,598
Accurals and other liabilities	1,285,592	2,184,032	318,000

Total current liabilities	1,618,514	4,800,598	698,978

Non-current liabilities:
Long-term borrowings	642,401	1,079,202	157,135
Other non-current liabilities	141,113	681,043	99,164

Total non-current liabilities	783,514	1,760,245	256,299

Total liabilities	2,402,028	6,560,843	955,277

MEZZANINE EQUITY
Convertible redeemable preferred shares	19,657,786	—	—
Redeemable non-controlling interests	—	1,296,299	188,745

Total mezzanine equity	19,657,786	1,296,299	188,745

SHAREHOLDERS’ DEFICIT
Ordinary shares	60	1,767	257
Treasury shares	(9,186)	(9,186)	(1,338)
Additional paid in capital	131,907	40,762,274	5,935,101
Accumulated other comprehensive loss	(13,922)	(71,888)	(10,467)
Accumulated deficit	(11,711,948)	(31,523,325)	(4,589,884)

Total NIO Inc. shareholders’ (deficit)/equity	(11,603,089)	9,159,642	1,333,669

Non-controlling interests	11,309	2,531	369

Total shareholders’ (deficit)/equity	(11,591,780)	9,162,173	1,334,038

Total liabilities, mezzanine equity and shareholders’ equity	10,468,034	17,019,315	2,478,060

Note:	All translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board.

NIO Inc.

Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated

(in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(USD)
Revenue:
- Vehicle sales	—	44,399	1,426,879	207,758
- Other sales	—	1,592	42,694	6,216

Total revenues	—	45,991	1,469,573	213,974

Cost of sales:
- Vehicle sales	—	(185,531)	(1,488,538)	(216,735)
- Other sales	—	(13,648)	(97,353)	(14,175)

Total cost of sales	—	(199,179)	(1,585,891)	(230,910)

Gross loss	—	(153,188)	(116,318)	(16,936)

Operating expenses:
Research and development expenses	(747,209)	(765,205)	(1,023,435)	(149,015)
Selling, general and administrative expenses	(540,648)	(956,568)	(1,670,100)	(243,171)

Total operating expenses	(1,287,857)	(1,721,773)	(2,693,535)	(392,186)

Loss from operations	(1,287,857)	(1,874,961)	(2,809,853)	(409,122)

Interest income	4,802	21,128	21,820	3,177
Interest expenses	(2,304)	(14,442)	(27,582)	(4,016)
Share of losses of equity investee	(1,900)	(6,525)	(4,035)	(588)
Investment income	1,507	—	—	—
Other (loss)/income, net	(13,667)	82,778	10,588	1,542

Loss before income tax expense	(1,299,419)	(1,792,022)	(2,809,062)	(409,007)
Income tax expense	(1,256)	(2,485)	(1,374)	(200)

Net loss	(1,300,675)	(1,794,507)	(2,810,436)	(409,207)

Accretion on convertible redeemable preferred shares to redemption value	(352,892)	(4,323,154)	(6,923,008)	(1,008,009)
Accretion on redeemable non-controlling interests to redemption value	—	—	(31,399)	(4,572)
Net loss attributable to non-controlling interests	5,102	7,036	8,000	1,165

Net loss attributable to ordinary shareholders of NIO Inc.	(1,648,465)	(6,110,625)	(9,756,843)	(1,420,623)

Net loss	(1,300,675)	(1,794,507)	(2,810,436)	(409,207)

Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(68,497)	1,217	95,189	13,860

Total other comprehensive (loss)/income	(68,497)	1,217	95,189	13,860

Total comprehensive loss	(1,369,172)	(1,793,290)	(2,715,247)	(395,347)

Accretion on convertible redeemable preferred shares to redemption value	(352,892)	(4,323,154)	(6,923,008)	(1,008,009)
Accretion on redeemable non-controlling interests to redemption value	—	—	(31,399)	(4,572)
Net loss attributable to non-controlling interests	5,102	7,036	8,000	1,165

Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(1,716,962)	(6,109,408)	(9,661,654)	(1,406,763)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	21,841,382	29,818,067	229,083,029	229,083,029
Weighted average number of ADS used in computing net loss per share, basic and diluted	—	—	229,083,029	229,083,029
Net loss per share attributable to ordinary shareholders, basic and diluted	(75.47)	(204.93)	(42.59)	(6.20)
Net loss per ADS attributable to ordinary shareholders, basic and diluted	—	—	(42.59)	(6.20)

Note:	All translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board.

NIO Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated

(in thousands, except for percentage and per share data)

	Three Months Ended September 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Cost of sales and Operating expenses is as follows:
Cost of sales	(1,585,891)	-107.9%	8,020	0.5%	(1,577,871)	-107.4%
Research and development expenses	(1,023,435)	-69.6%	76,148	5.2%	(947,287)	-64.5%
Selling, general and administrative expenses	(1,670,100)	-113.6%	348,025	23.7%	(1,322,075)	-90.0%

Total	(4,279,426)	-291.2%	432,193	29.4%	(3,847,233)	-261.8%
Loss from operations	(2,809,853)	-191.2%	432,193	29.4%	(2,377,660)	-161.8%
Accretion on convertible redeemable preferred shares to redemption value	(6,923,008)	-471.1%	6,923,008	471.1%	—	0.0%
Accretion on redeemable non-controlling interests to redemption value	(31,399)	-2.1%	31,399	2.1%	—	0.0%
Net loss attributable to ordinary shareholders of NIO Inc.	(9,756,843)	-663.9%	7,386,600	502.6%	(2,370,243)	-161.3%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(42.59)		32.24		(10.35)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(42.59)		32.24		(10.35)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(6.20)		4.69		(1.51)

	Three Months Ended June 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Cost of sales and Operating expenses is as follows:
Cost of sales	(199,179)	-433.1%	—	0.0%	(199,179)	-433.1%
Research and development expenses	(765,205)	-1,663.8%	3,498	7.6%	(761,707)	-1,656.2%
Selling, general and administrative expenses	(956,568)	-2,079.9%	59,946	130.3%	(896,622)	-1,949.6%

Total	(1,920,952)	-4,176.8%	63,444	137.9%	(1,857,508)	-4,038.9%
Loss from operations	(1,874,961)	-4,076.8%	63,444	137.9%	(1,811,517)	-3,938.9%
Accretion on convertible redeemable preferred shares to redemption value	(4,323,154)	-9,400%	4,323,154	9,400.0%	—	0.0%
Net loss attributable to ordinary shareholders of NIO Inc.	(6,110,625)	-13,286.6%	4,386,598	9,537.9%	(1,724,027)	-3,748.6%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(204.93)		147.11		(57.82)

	Three Months Ended September 30, 2017
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Cost of sales and Operating expenses is as follows:
Cost of sales	—	—	—	—	—	—
Research and development expenses	(747,209)	—	4,075	—	(743,134)	—
Selling, general and administrative expenses	(540,648)		13,348		(527,300)

Total	(1,287,857)	—	17,423	—	(1,270,434)	—
Loss from operations	(1,287,857)	—	17,423	—	(1,270,434)	—
Accretion on convertible redeemable preferred shares to redemption value	(352,892)	—	352,892	—	—	—
Net loss attributable to ordinary shareholders of NIO Inc.	(1,648,465)		370,315		(1,278,150)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(75.47)		16.95		(58.52)

Note:	All translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board.